SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number:  001-35593

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HomeTrust Bank Employees’ 401(k) and Profit Sharing Account Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HomeTrust Bancshares, Inc.
10 Woodfin Street
Asheville, North Carolina 28801

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN

Required Information

The HomeTrust Bank Employees’ 401(k) and Profit Sharing Account Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.  Attached to this report as Exhibit 23 is the consent of Dixon Hughes Goodman LLP.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN

TABLE OF CONTENTS

Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for
Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Trustees of
HomeTrust Bank Employees’ 401(k)
and Profit Sharing Account Plan
Asheville, North Carolina

We have audited the accompanying statements of net assets available for benefits of HomeTrust Bank Employees’ 401(k) and Profit Sharing Account Plan, (the “Plan”) as of June 30, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended June 30, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HomeTrust Bank Employees’ 401(k) and Profit Sharing Account Plan as of June 30, 2012 and 2011 and the changes in its net assets available for benefits for the year ended June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at June 30, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ DIXON HUGHES GOODMAN LLP

Charlotte, North Carolina
December 27, 2012

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2012 and 2011

ASSETS:

	2012	2011
Investments, at fair value:
Mutual funds	$10,416,137	$9,437,227
Common collective trust	5,967,492	1,316,353
Certificate of deposit	--	5,705,055
Money market funds	2,719,393	1,594,157

Total investments	19,103,022	18,052,792

Receivables:
Notes receivable from participants	673,687	464,832
Participant contributions	--	58,553
Employer contributions	648,263	615,101

Total receivables	1,321,950	1,138,486

Net assets available for benefits at fair value	20,424,972	19,191,278

Adjustment from fair value to contract value for investment in fully benefit-responsive investment contract	9,548	31,066

NET ASSETS AVAILABLE FOR BENEFITS	$20,434,520	$19,222,344

The accompanying notes are an integral part of these financial statements.	Page 2

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended June 30, 2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$119,314
Interest	93,274
Total investment income	212,588

Interest income on notes receivable from participants	25,420

Contributions:
Employer contributions	656,674
Participant contributions	947,148
Rollover contributions	399,963
Other contributions	339
Total contributions	2,004,124

TOTAL ADDITIONS	2,242,132

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
Benefits paid to participants	1,029,956

NET INCREASE	1,212,176

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	19,222,344

END OF YEAR	$20,434,520

The accompanying notes are an integral part of these financial statements.	Page 3

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN

The following description of HomeTrust Bank Employees’ 401(k) and Profit Sharing Account Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of HomeTrust Bank and its subsidiaries (the “Company”) who are age twenty-one or older. Effective April 1, 2010, employees are eligible to make elective deferrals to the Plan immediately upon hire but are not eligible for Company matching contributions or Company profit-sharing contributions until they have attained one year of service. The original Plan was established on July 1, 1984.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Each year, participants may contribute up to the maximum amount allowed under the Internal Revenue Code.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).  Participants may change their deferral semi-annually, on January 1 or July 1.

The Company matches 100 percent of the first 6 percent of compensation, as defined, that a participant contributes to the Plan.  Additionally, the Company may make an additional discretionary profit sharing contribution.  Participants must have worked at least 1,000 hours and be employed on the last day of the plan year to be eligible for the additional discretionary contribution.   Disabled or retired employees as defined by the Plan are also eligible for the additional discretionary contribution.  Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants may direct employee and Company matching contributions, including any discretionary profit sharing contributions to any of the Plan’s investment options.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested balance, whichever is less. Loan terms range from 1-5 years but may be longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s vested account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.  Interest rates range from 4.25% to 9.25% as of June 30, 2012.  Principal and interest are paid through payroll deductions.

Vesting

Participants are immediately vested in participant contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant’s share of employer contributions vests in 20% increments for years two through six, with the participant being 100% vested after six years of service.

Forfeited Accounts

Forfeitures of participants’ nonvested accounts are applied to reduce future employer contributions.  At June 30, 2012 and 2011, there were $35,003 and $17,280, respectively, of forfeited nonvested accounts that had not yet been utilized.  During 2012, employer contributions were reduced by $35,389 from forfeited nonvested accounts.

Payment of Benefits

On termination of service due to death, disability, retirement or other terminations of employment, a participant or, in the case of death, the participant’s beneficiary, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an annuity, or roll-over their vested interest to a qualified plan or IRA.

Administrative Expenses

The Company pays all administrative expenses of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note E for further discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis. The supplemental schedule of assets (held at end of year) presents the contract value of investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

On July 10, 2012, in accordance with a Plan of Conversion adopted by its Board of Directors and as approved by its depositors and borrower members, the Company converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, and became the wholly-owned subsidiary of HomeTrust Bancshares, Inc., (the “Holding Company”), a unitary savings and loan holding company registered with the Board of Governors of the Federal Reserve System.  In connection with the Conversion, the Holding Company issued an aggregate of 21,160,000 shares of common stock at an offering price of $10.00 per share for gross proceeds of $211.6 million, of which $2,719,393 (271,939 shares) was purchased by Plan Participants.  Following the Conversion and offering, the Plan established an Employer Stock Fund to allow participants to invest in common stock of the Holding Company.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

NOTE C - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.  Although the Plan has been amended since receiving the letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for periods ending prior to June 30, 2009.

NOTE D - INVESTMENTS

The following presents investments, at fair value, that represent 5 percent or more of the Plan’s net assets available for benefits at June 30:

	2012	2011
Fixed Fund Institutional, common collective trust	$5,967,492	$1,316,354
MFS Utilities Fund	1,813,433	1,303,603
Franklin Income Fund	3,882,036	3,713,298
Hartford Money Market	2,719,393	-
HomeTrust Bank Certificate of Deposit	-	5,705,055
HomeTrust Bank Money Market	-	1,594,157

During the year ended June 30, 2012, the Plan’s investment in mutual funds (including investments bought and sold as well as held during the year) appreciated in value by $119,314.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE E – FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.  Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 –	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 –
Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 –
Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies used at June 30, 2012 and 2011.

Common Collective Trust
These investments are valued at the closing net asset value (“NAV”) of the units held by the Plan based on information provided by the custodian.  Investments in the common collective trust are classified within level 2 of the valuation hierarchy.

Mutual Funds
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Certificates of Deposit and Money Market Funds
These investments are short-term, interest-bearing, savings certificates and money market bank accounts which are valued using amortized cost which approximates fair value. These investments are classified within level 2 of the valuation hierarchy.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE E – FAIR VALUE MEASUREMENTS (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the financial assets measured at fair value on a recurring basis as of June 30, 2012 and 2011.

Assets at Fair Value as of June 30, 2012
Description	Level 1	Level 2	Level 3	Fair Value

Mutual Funds
Short Term growth	$3,439,729	$--	$--	$3,439,729
Long Term growth	1,528,503			1,528,503
Index	558,163			558,163
Balanced	726,624			726,624
Fixed Income	4,163,119			4,163,119
Common collective trust (a)	--	5,967,492	--	5,967,492
Money market funds	--	2,719,393	--	2,719,393

Total investments	$10,416,138	$8,686,885	$--	$19,103,023

Assets at Fair Value as of June 30, 2011
Description	Level 1	Level 2	Level 3	Fair Value

Mutual Funds
Short Term growth	$2,917,940	$--	$--	$2,917,940
Long Term growth	1,494,939	--	--	1,494,939
Index	491,856	--	--	491,856
Balanced	682,510	--	--	682,510
Fixed Income	3,849,982	--	--	3,849,982
Common collective trust (a)	--	1,316,353	--	1,316,353
Certificates of deposit	--	5,705,055	--	5,705,055
Money market funds	--	1,594,157	--	1,594,157

Total investments	$9,437,227	$8,615,565	$--	$18,052,792

(a) Represents investment in a common collective trust consisting of fixed income strategies which seek preservation of capital as well as provide a competitive level of income over time consistent with the preservation of capital.  There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE F – FIXED FUND INSTITUTIONAL

The Fixed Fund Institutional (the “Fund”) is a collective trust fund sponsored by SEI Trust Company.  The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit.  Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis.  It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.  Liquidation value of the Fund, as a result of termination of the Plan, will be equal to contract value.

Restrictions on the Plan
Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the plan sponsor.  The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.
•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.
•	Any transfer of assets from the Fund directly into a competing investment option.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances that Impact the Fund
The Fund invests in assets, typically fixed income securities or bond funds, and enters into wrapper contracts issued by third parties.  A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances.  Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.  In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events.  These events include:

•	Any substantive modifications of the Fund or the administration of the Fund that is not consented to by the wrapper issuer.
•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow.
•	Employer-initiated transactions by participant plans as described above.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE F – FIXED FUND INSTITUTIONAL – (Continued)

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets decline.  The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet its financial obligations.  The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets.  This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract.  Wrapper contracts are not transferable and have no trading market.  There are a limited number of wrapper issuers.  The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

NOTE G - NONPARTICIPANT-DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of June 30, 2012 and 2011 and for the years ended June 30, 2012 and 2011 is as follows:

	2012	2011
Net assets:
Certificate of Deposit	$--	$5,705,055

Changes in net assets for the year:
Transfers in	$--	$(131)
Decrease (increase) in loans	65,717	(41,125)
Decrease in receivables	--	77,068
Interest	87,520	192,664
Distributions to participants	(18,501)	(164,178)
Transfer out to Hartford (see Note H)	(5,839,791)	--

	$(5,705,055)	$64,298

NOTE H - PARTY-IN-INTEREST TRANSACTIONS

The Plan’s investment in the certificate of deposit was held by the Company. At June 30, 2012 and 2011, the certificate of deposit totaled $-0- and $5,705,055, respectively. The Plan also had an investment in a money market account that was held by the Company. At June 30, 2012 and 2011, the money market account totaled $-0- and $1,594,157, respectively. The Plan also invests in certain funds and accounts managed by the Plan’s third-party administrator.  Such transactions qualify as exempt party-in-interest transactions.  Effective January 3, 2012, the certificate of deposit and money market account funds were transferred to The Hartford and invested in the Fixed Fund Institutional.  Participants could reallocate these funds at their discretion.  Since the date of the transfer, no assets have been held by the HomeTrust Bank money market or Certificate of Deposit accounts.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2012 and 2011

NOTE I - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants are 100 percent vested in their accounts.

NOTE J - RISKS AND UNCERTAINTIES

The Plan utilizes various investment securities.  Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant balances and the amounts reported in the financial statements and supplemental schedule.

NOTE K – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2012 and 2011 financial statements to Schedule H of Form 5500:

	June 30,
	2012	2011
Net assets available for benefits per the
financial statements	$20,434,520	$19,222,344

Benefit claims payable	(351)	(22,244)

Net assets available for benefits per the Form 5500	$20,434,169	$19,200,100

The following is a reconciliation of the net increase per the financial statements for the year ended June 30, 2012 to Schedule H of Form 5500.

Net increase in net assets per the financial statements	$1,212,176

Change in benefit claims payable	21,893

Net change per Form 5500	$1,234,069

SUPPLEMENTAL SCHEDULE

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 56-0181785
PLAN NUMBER 002
June 30, 2012

(a)	(b)	(c)	(d)	(e)

	Identity of Issue,	Description of Investment,
	Borrower, Interest,	including Maturity Date,
	Collateral, Par or Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par, or Maturity Value	Cost*	Value

	SEI Trust Company	Fixed Fund Institutional, common
		collective trust, at contract value	$	$5,977,040
	MFS	Utilities Fund		1,813,433
	MFS	International New Discovery		418,387
	MFS	New Discovery		402,092
	American Funds	EuroPacific		230,268
	American Funds	Fundamental Investors		753,826
	Black Rock	Capital Appreciation		544,410
	Delaware	Small Cap Value		389,452
	Franklin	Income Fund		3,882,036
	Franklin	US Government Securities Fund		281,083
	Prud Jennison	Mid Cap Growth		416,363
	Ridgeworth	Large Cap Value		73,453
	Ridgeworth	Mid-Cap Value		484,710
	T. Rowe Price	Retirement 2020 Adv		525,033
	T. Rowe Price	Retirement 2030 Adv		92,516
	T. Rowe Price	Retirement 2040 Adv		89,279
	T. Rowe Price	Retirement 2050 Adv		19,796
	The Hartford	Money Market Fund		2,719,393

	Participant loans**	4.25% to 9.25%, due through
		June 2017	--	673,687

				$19,786,257

*	Cost omitted for participant-directed investments.
**	The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMETRUST BANK EMPLOYEES’ 401(k) AND PROFIT SHARING ACCOUNT PLAN

Date: December 27, 2012	By:	/s/F. Edward Broadwell, Jr.
	Name:	F. Edward Broadwell, Jr.
	Title:	Trustee

Date: December 27, 2012	By:	/s/Dana L. Stonestreet
	Name:	Dana L. Stonestreet
	Title:	Trustee

Date: December 27, 2012	By:	/s/Teresa White
	Name:	Teresa White
	Title:	Trustee